

May 21, 2014

Via E-mail
Christopher S. Holland
Senior Vice President and Chief Financial Officer
C.R. Bard, Inc.
730 Central Avenue
Murray Hill, NJ 07974

> **Re:** **C.R. Bard, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 19, 2014**
> **File No. 001-06926**

Dear Mr. Holland:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Note 10. Commitments and Contingencies, page II-44

Litigation Reserves, page II-49

1. We note the significant increase in receivables related to product liability matters at December 31, 2013 compared to the prior year. We also note the disclosure on page II-50 that a substantial amount of these receivable is the subject of a dispute but that you believe they will be collected. Please tell us the nature of these receivables, the legal matters that they relate to and the reason for the significant increase in the current year. Please also tell us your accounting basis for recognizing the receivables in your financial statements and clarify how you determined that collection is probable.

2.   We see that you have increased your accrual for product liability and other legal matters by approximately $504 million at December 31, 2013 compared to the prior year and that you are unable to estimate the reasonably possible losses or range of losses for certain product liability matters and other legal matters. We also note the significant increase in product liability lawsuits involving individual claims disclosed on page II-45.   Please explain to us how you determined that the increase in your accrual for product liability was sufficient considering the significant increase in individual claims as of December 31, 2013. Please also explain to us for each material matter, what specific factors are causing the inability to estimate the loss or range of losses, when you expect those factors to be alleviated and clarify for which matters you are able to develop reasonable estimates.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar, Accountant, at (202) 551-3662 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief